Exhibit 99.1

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 24, 2012 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders of $0.5 million, or $0.03 per share, for the third quarter of 2012, an improvement of $2.1 million, or $0.18 per share, compared to the third quarter of 2011. For the nine months ended September 30, 2012, the Company reported Earnings of $9.1 million, or $0.74 per share, compared to $6.3 million, or $0.58 per share, for the same period of 2011. Results were positively affected by higher natural gas and electric sales margins due to higher distribution rates and new customer growth, and reflect the effect on sales of fluctuations in seasonal weather conditions year over year.

“We are pleased to see continued customer growth in both our natural gas and electric businesses,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We expect to add over 2,000 natural gas customers this year, which is up over 75% from last year. This growth, coupled with the recent resetting of distribution rates for our businesses, has resulted in strong period over period financial results for the Company.”

Natural gas sales margins were $11.2 million in the three months ended September 30, 2012, or an increase of $3.0 million compared to the third quarter of 2011, reflecting higher distribution rates from recently completed rate cases, new customer growth and a corresponding increase in gas therm sales of 3.0%. Natural gas sales margins were $51.1 million in the nine month period ended September 30, 2012, or an increase of $8.3 million compared to the same nine month period in 2011, reflecting higher distribution rates from recently completed rate cases and new customer growth, but negatively impacted by lower gas therm sales primarily due to mild winter weather earlier in the year. Based on weather data collected in the Company’s service areas, there were 20% fewer Heating Degree Days in the first nine months of 2012 compared to the same period in 2011. Weather-normalized gas therm sales (excluding decoupled sales) in the three and nine month periods ended September 30, 2012 are estimated to be approximately 5% and 2% higher, respectively, compared to the same periods in 2011. Approximately 13% of natural gas therm sales are decoupled and changes in these sales due to the weather do not affect sales margins.

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Electric sales margins were $19.1 million in the three months ended September 30, 2012, or an increase of $1.3 million compared to the third quarter of 2011, reflecting higher electric distribution rates and an increase in kilowatt hour (kWh) sales primarily driven by new customer growth and an increase in usage during the summer. There were 19% more Cooling Degree Days in the third quarter of 2012 compared to the same period in 2011. In the nine month period ended September 30, 2012, electric sales margins were $52.7 million, or an increase of $2.9 million compared to the same period in 2011, reflecting higher electric distribution rates and new customer growth, but negatively impacted by lower electric kWh sales primarily due to mild winter weather earlier in the year. Weather-normalized electric kWh sales (excluding decoupled sales) in the three and nine month periods ended September 30, 2012 are estimated to be approximately 2% lower and 1% higher, respectively, compared to the same period in 2011. Approximately 27% of electric kWh sales are decoupled and changes in these sales due to the weather do not affect sales margins.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.5 million and $4.1 million for the three and nine month periods ended September 30, 2012, on par with the same periods in 2011.

Operation and Maintenance (O&M) expenses increased $0.8 million and $4.4 million for the three and nine months ended September 30, 2012, respectively, compared to the same periods in 2011. The increase in the three month period reflects higher utility operating costs of $1.1 million and higher employee compensation and benefit costs of $0.1 million, partially offset by lower professional fees of $0.4 million. The increase in O&M expenses in the first nine months of 2012 compared to the same period in 2011 reflects lower O&M expenses recorded in the first quarter of 2011 due to the receipt of a $1.0 million insurance payment. Other changes in O&M expenses in the nine month period include higher utility operating costs of $2.3 million, higher employee compensation and benefit costs of $1.0 million, and higher professional fees of $0.1 million. Utility operating costs in the three and nine months ended September 30, 2012 include approximately $1.0 million and $2.5 million, respectively, of spending on new vegetation management and electric reliability enhancement programs. These costs are recovered through cost tracker rate mechanisms that result in corresponding increases in revenue.

Depreciation and Amortization expense increased $2.0 million and $3.4 million in the three and nine months ended September 30, 2012, respectively, compared to the same periods in 2011, principally reflecting normal utility plant additions and amortization of regulatory assets.

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Selected financial data for 2012 and 2011 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Per Share data) (Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2012	2011	Change	2012	2011	Change
Gas Therm Sales:
Residential	2.5	2.6	(3.8%)	26.0	30.5	(14.8%)
Commercial/Industrial	21.3	20.5	3.9%	107.0	114.1	(6.2%)

Total Gas Therm Sales	23.8	23.1	3.0%	133.0	144.6	(8.0%)

Electric kWh Sales:
Residential	198.2	190.2	4.2%	522.8	530.1	(1.4%)
Commercial/Industrial	270.7	276.5	(2.1%)	744.1	766.2	(2.9%)

Total Electric kWh Sales	468.9	466.7	0.5%	1,266.9	1,296.3	(2.3%)

Gas Revenues	$20.3	$21.2	$(0.9)	$107.2	$112.3	$(5.1)
Purchased Gas	9.1	13.0	(3.9)	56.1	69.5	(13.4)

Gas Sales Margin	11.2	8.2	3.0	51.1	42.8	8.3

Electric Revenues	49.5	50.5	(1.0)	143.0	141.6	1.4
Purchased Electricity	30.4	32.7	(2.3)	90.3	91.8	(1.5)

Electric Sales Margin	19.1	17.8	1.3	52.7	49.8	2.9

Usource Sales Margin	1.5	1.5	—	4.1	4.2	(0.1)

Total Sales Margin:	31.8	27.5	4.3	107.9	96.8	11.1

Operation & Maintenance Expenses	14.4	13.6	0.8	42.7	38.3	4.4

Depreciation, Amortization, Taxes & Other	12.5	8.9	3.6	42.2	36.2	6.0

Interest Expense, Net	4.4	6.6	(2.2)	13.9	16.0	(2.1)

Earnings (Loss) Applicable to Common Shareholders:	$0.5	$(1.6)	$2.1	$9.1	$6.3	$2.8

Earnings (Loss) Per Share	$0.03	$(0.15)	$0.18	$0.74	$0.58	$0.16

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Local Property and Other Taxes increased $0.3 million and $1.2 million in the three and nine month periods ended September 30, 2012, respectively, compared to the same periods in 2011, reflecting higher local property taxes on higher levels of utility plant in service.

Interest Expense, Net decreased $2.2 million and $2.1 million in the three and nine month periods ended September 30, 2012, respectively, compared to the same periods in 2011, reflecting a non-recurring pre-tax charge, in the third quarter of 2011, against interest income of $1.8 million to charge-off previously accrued carrying costs that were disallowed for rate recovery, and lower short term borrowings and interest rates in 2012 compared to 2011.

On May 16, 2012, the Company sold 2,760,000 shares of its common stock at a price of $25.25 per share in a registered public offering. The Company used the net proceeds of approximately $65.7 million from this offering to make equity capital contributions to its regulated utility subsidiaries, repay short-term debt and for general corporate purposes. Overall, the results of operations reflect a higher number of average shares outstanding year over year.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s results of operations are expected to reflect the seasonal nature of the natural gas business. Annual gas revenues are substantially realized during the heating season as a result of higher sales of natural gas due to cold weather. Accordingly, the results of operations are historically most favorable in the first and fourth quarters. Fluctuations in seasonal weather conditions may have a significant effect on the result of operations. Sales of electricity are generally less sensitive to weather than natural gas sales, but may also be affected by the weather conditions in both the winter and summer seasons.

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The Company will hold a quarterly conference call to discuss second quarter 2012 results on Wednesday, October 24, 2012, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,400 electric customers and 71,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2011. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com